June 13, 2014

Mr. H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:                 Magnum Hunter Resources Corporation

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 23, 2014

File No. 1-32997

Dear Mr. Schwall:

Set forth below are the responses of Magnum Hunter Resources Corporation (the “Company”) to your letter dated June 2, 2014 containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, as amended (the “Form 10-K”).  We have included the text of the Staff’s comments preceding each of the Company’s responses.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013

Business, page 5

Marcellus Shale Properties, page 12

1.                                      In part, your response to prior comment 3 from our April 28, 2014 letter states, “Providing the information requested is impracticable, as the Company does not track initial production rates by product type, and based on the manner in which hydrocarbons are produced we are limited to identifying IP-30 Day Rates in either the pre-processed form of liquids or natural gas.” You have disclosed production rates on an MCFE/day basis which, conventionally, requires production figures for liquids and natural gas. Please explain to us the method you used to calculate the MCFE/day production rates you disclosed in your document. We may have additional comment.

777 POST OAK BLVD. • SUITE 650 • HOUSTON, TX 77056 • OFFICE (832) 369-6986 • FAX (832) 369-6992

www.MagnumHunterResources.com • A NYSE COMPANY: “MHR”

Response:  In our calculations of MCFE/day initial production, we are measuring gas and condensate volumes at the wellhead in their pre-processed form.  We note that NGL volumes are not separately identified in these calculations because those volumes cannot be determined until the gas is subsequently processed.

Exhibit 99.1

2.                                      Your response to our prior comment 11 characterizes “Other Deductions” on page 1 of the third party report as costs associated with compression/gathering, transportation and water disposal. It is the staff’s position that economic producibility for reserve estimation is determined at the well level. Please explain to us the reasons that these costs are not allocated on a well/location basis.

Response:  We confirm to the Staff that the components of “Other Deductions” (i.e., the variable lease operating expenses such as compression-gathering expenses, transportation costs and water disposal costs that we expect to incur in the future in the production of our reserves) and other elements of economic producibility for reserve estimation are determined and documented by the Company on a well/location level and year by year basis.  We separate “other deductions” from operating expenses in the reserve report, both at the well/location level and in summary reserve information, for purposes of tracking variable costs, but include both components in operating expenses in our economic analysis and for external reporting.

The Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or the Form 10-K, please contact me at 469-293-4918 or Charles H. Still, Jr. of Bracewell & Giuliani LLP at 713-221-3309.

Sincerely,

/s/ Joseph C. Daches

Joseph C. Daches
Senior Vice President and Chief Financial Officer

Cc:                                                                             Charles H. Still, Jr., Bracewell & Giuliani LLP